Rentokil Initial

FILE NO: 82-3806

RECEIVED

2005 JAN 12 P 3: 20

OFFICE OF INTERNATIONAL CORPORATE FINANCE

4 January 2005

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2. Nothing to Report.
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report
6. Releases to the London Stock Exchange.	6. 6.1 Notification of major interest in shares.

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
ADMINISTRATION DIRECTOR

Regulatory Announcement

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	15:28 03-Dec-04
Number	0161G

RNS Number:0161G
Rentokil Initial PLC
03 December 2004

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
Rentokil Initial plc

2. Name of shareholder having a major interest
BriTel Fund Trustees Limited (and subsidiary)

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
IN RESPECT OF HOLDINGS OF SHAREHOLDERS REFERRED TO ABOVE

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Britel Fund Nominees Ltd	3,809,475
Chase Nominees Ltd	50,889,372

5. Number of shares / amount of stock acquired
54,698,847

6. Percentage of issued class
3.022%

7. Number of shares / amount of stock disposed
N/A

8. Percentage of issued class
N/A

9. Class of security
Ordinary 1p

10. Date of transaction
2 December 2004

11. Date company informed
2 December 2004

12. Total holding following this notification
54,698,847

13. Total percentage holding of issued class following this notification
3.022%

14. Any additional information
No

15. Name of contact and telephone number for queries
Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Date of notification
3 December 2004

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

This information is provided by RNS
The company news service from the London Stock Exchange

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